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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933	SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1(a) NAME OF ISSUER (Please type or print) Dorman Products, Inc.	(b) IRS IDENT. NO. 23-2078856	(c) S.E.C. FILE NO. 000-18914

1(d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
					AREA CODE	NUMBER
3400 East Walnut Street		Colmar	PA	18915	215	997-1800

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Steven L. Berman	(b) RELATIONSHIP TO ISSUER Chief Executive Officer and Chairman	(c) ADDRESS c/o Dorman Products, Inc.	STREET 3400 East Walnut Street	CITY Colmar	STATE PA	ZIP CODE 18915

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See Instr. 3(c))	Aggregate Market Value (See Instr. 3(d))	Number of Shares or Other Units Outstanding (See Instr. 3(e))	Approximate Date of Sale (See Instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See Instr. 3(g))
Common Stock	Merrill Lynch, Pierce, Fenner & Smith Incorporated 470 Norristown Road Suite 100 Blue Bell, PA 19422		36,311 (1)(2)(3)	$1,727,314.27 (4)	18,051,169	(1)	Nasdaq Global Select Market

INSTRUCTIONS:
1.	(a)	Name of issuer
	(b)	Issuer’s I.R.S. Identification Number
	(c)	Issuer’s S.E.C. file number, if any
	(d) (e)	Issuer’s address, including zip code Issuer’s telephone number, including area code

2.	(a)	Name of person for whose account the securities are to be sold
	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(c)	Such person’s address, including zip code

3.	(a)	Title of the class of securities to be sold

(b)	Name and address of each broker through whom the securities are intended to be sold
(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(e)

Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

Approximate date on which the securities are to be sold

(f)
(g)	Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1147 (08-07)

TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	1/4/82	Private placement of founder stock	Company	1,500,000	1/4/82	Cash

INSTRUCTIONS:	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Steven L. Berman c/o Dorman Products, Inc. 3400 East Walnut Street Colmar, Pennsylvania 18915	Common Stock	11/7/2011	200	$7,600
Steven Berman 2010 5 Year GRAT (dtd 7/8/2010) c/o Dorman Products, Inc. 3400 East Walnut Street Colmar, Pennsylvania 18915	Common Stock	11/7/2011	200	$7,602
Steven L. Berman	Common Stock	11/8/2011	2,300	$87,400
Steven Berman 2010 5 Year GRAT (dtd 7/8/2010)	Common Stock	11/8/2011	4,700	$178,600
Steven L. Berman	Common Stock	11/15/2011	2,800	$106,400
Steven Berman 2010 5 Year GRAT (dtd 7/8/2010)	Common Stock	11/15/2011	300	$11,400
Steven L. Berman	Common Stock	11/16/2011	500	$19,000
Steven Berman 2010 5 Year GRAT (dtd 7/8/2010)	Common Stock	11/16/2011	500	$19,000
Steven L. Berman	Common Stock	11/18/2011	1,500	$57,165
Steven Berman 2010 5 Year GRAT (dtd 7/8/2010)	Common Stock	11/18/2011	3,100	$118,166
Steven Berman 2010 5 Year GRAT (dtd 7/8/2010)	Common Stock	11/18/2011	1,500	$57,180
Steven L. Berman	Common Stock	11/21/2011	200	$7,604
Steven Berman 2010 5 Year GRAT (dtd 7/8/2010)	Common Stock	11/21/2011	200	$7,604
Steven L. Berman	Common Stock	11/22/2011	1,300	$49,465
Steven Berman 2010 5 Year GRAT (dtd 7/8/2010)	Common Stock	11/22/2011	1,264	$48,082.56
Steven L. Berman	Common Stock	11/23/2011	100	$3,800
Steven Berman 2010 5 Year GRAT (dtd 7/8/2010)	Common Stock	11/23/2011	136	$5,168
Steven Berman 2010 5 Year GRAT (dtd 7/8/2010)	Common Stock	11/28/2011	2,050	$78,043.50
Steven L. Berman	Common Stock	11/28/2011	2,050	$78,043.50
Steven L. Berman	Common Stock	11/30/2011	2,200	$84,145
Steven Berman 2010 5 Year GRAT (dtd 7/8/2010)	Common Stock	11/30/2011	2,200	$84,128
Steven L. Berman	Common Stock	12/1/2011	1,150	$43,884
Steven Berman 2010 5 Year GRAT (dtd 7/8/2010)	Common Stock	12/1/2011	1,150	$43,872.50
Steven L. Berman	Common Stock	12/2/2011	1,500	$57,330
Steven Berman 2010 5 Year GRAT (dtd 7/8/2010)	Common Stock	12/2/2011	1,500	$57,330
Steven L. Berman	Common Stock	12/5/2011	400	$15,256
Steven Berman 2010 5 Year GRAT (dtd 7/8/2010)	Common Stock	12/5/2011	500	$19,055
Steven L. Berman	Common Stock	12/6/2011	2,900	$110,983
Steven Berman 2010 5 Year GRAT (dtd 7/8/2010)	Common Stock	12/6/2011	2,900	$110,983
Steven L. Berman	Common Stock	12/7/2011	3,900	$148,314
Steven Berman 2010 5 Year GRAT (dtd 7/8/2010)	Common Stock	12/7/2011	800	$30,432

REMARKS:

(1)	These shares will be sold pursuant to Form 10b5-1 plans dated April 29, 2011.
(2)	Such shares will be sold by Mr. Berman and a grantor retained annuity trust (“GRAT”) established by Mr. Berman in July 2010. Mr. Berman is the settlor, trustee and an annuity beneficiary of such GRAT.
(3)	This amount excludes shares to be sold by the Estate of Richard N. Berman pursuant to a Form 10b5-1 dated April 29, 2011 for which Mr. Berman is a co-executor.
(4)	Estimated based on the fair market value at market close on February 3, 2012 of $47.57/share.

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

February 6, 2012 DATE OF NOTICE	/s/ Steven L. Berman (SIGNATURE)

April 29, 2011 DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1	The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (02-08)